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                                                                  EXHIBIT 8-A

                        [PROSPECTUS OPINION AND CONSENT]

                                                                  (403) 260-3312

                                                                       10587(10)



                                                               [August __, 1996]


Veritas Energy Services Inc.
300, 615-3 Avenue S.W.
Calgary, Alberta
T2P 0G6

Dear Sirs:

        RE:  CANADIAN INCOME TAX OPINION
             PROSPECTUS (AUGUST __, 1996) AND FORM S-3

        We are Canadian tax counsel to Veritas Energy Services Inc. ("Newco
Sub").

        Newco Sub and Veritas DGC Inc. (formerly Digicon, Inc., hereinafter referred to as "Newco") previously entered into an arrangement pursuant to which holders of Newco Sub common shares (the "Newco Sub Common Shares") received securities of Newco Sub (the "Exchangeable Shares") in exchange for Newco Sub Common Shares at a ratio of 0.8 Exchangeable Shares for each Newco Sub Common Share, Newco and Newco Sub will be offering shares of Newco Common Stock (the "Newco Common Stock") to holders of Exchangeable Shares pursuant to the terms of the Exchangeable Shares, which obligate Newco and Newco Sub to effect such exchanges when, as, and if Exchangeable Shares are presented by the holders thereof for exchange.
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        We have been engaged to express an opinion on the Canadian federal income tax implications that will arise on the exchange of the Exchangeable Shares for the Newco Common Stock.

        In forming our opinion, we have relied upon the Income Tax Act (Canada) (the "Canadian Tax Act"), income tax regulations ("Regulations") enacted thereunder, proposed amendments to the Canadian Tax Act and Regulations, and our understanding of the current administrative practices of Revenue Canada, Customs, Excise and Taxation ("Revenue Canada"). Our opinion takes into account any amendments to the Canadian Tax Act and Regulations publicly announced prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form, although no assurance can be given that such will be the case. Our opinion does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action.

        Our opinion is based on information provided in the Prospectus of Newco dated August __, 1996 (the "Prospectus"). We assume that all transactions will be implemented as described in the Prospectus.

        In our opinion, the exchange by holders of an Exchangeable Share for Newco Common Stock will not be a tax-deferred event for purposes of the Canadian Tax Act. The liability for, and amount of Canadian income taxes exigible on, the exchange will depend on a variety of circumstances, including the residency of the holder and the method of the exchange. The particulars are more fully set out in the Prospectus under "Income Tax Considerations - Canadian Federal Income Tax Considerations".

        We hereby consent to the use of our firm name in the Prospectus under the subheading "Canadian Federal Income Tax Considerations" and the heading "Legal Opinions".

                                        Yours very truly,

                                        FELESKY FLYNN